MAR 03 2009

BB 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09059553

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOLITA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S LaSalle Street, Suite 300
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan (312) 431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor (Address) Bannockburn (City) IL (State) 60015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/24

OATH OR AFFIRMATION

I, James McNulty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nolita Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Managing Member
Title

[signature] 2-26-09
Notary Public

OFFICIAL SEAL
BEVERLY MINNICH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/19/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOLITA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Nolita Capital, LLC

We have audited the accompanying statement of financial condition of Nolita Capital, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nolita Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
January 22, 2009

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

NOLITA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 23,988
Due from clearing broker	10,610,115
Dividend and interest receivable	291,890
Securities owned, at market	
Equities	386,050,632
Options	324,293,261
Futures	888,124
Other assets	25,000
	$ 722,183,010

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Due to clearing broker	$ 62,170,012
Securities sold, not yet purchased, at market	
Equities	251,102,938
Options	280,644,529
Accounts payable and accrued expenses	11,357,933
	605,275,412
MEMBERS' EQUITY	116,907,598
	$ 722,183,010

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

REVENUE	
Trading gains, net	$ 111,715,192
Interest and dividend income	16,616,120
	128,331,312
EXPENSES	
Interest	23,374,503
Independent contractors	10,481,026
Trading expenses	8,229,595
General and administrative	668,324
Salaries and related costs	756,627
Exchange fees and dues	664,369
Seat lease and permit fees	169,119
Research services	97,811
	44,441,374
NET INCOME	$ 83,889,938

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 35,042,660
CONTRIBUTIONS FROM MEMBERS	1,000,000
DISTRIBUTIONS TO MEMBERS	(3,025,000)
NET INCOME	83,889,938
MEMBERS' EQUITY - END OF YEAR	$ 116,907,598

NOLITA CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 83,889,938
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due to/from clearing brokers	237,173,284
Dividend and interest receivable	(291,890)
Securities owned, at market	(447,375,211)
Other assets	50,000
Securities sold, not yet purchased, at market	117,252,571
Accounts payable and accrued expenses	11,347,933
Net Cash Provided By Operating Activities	2,046,625
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	1,000,000
Distributions to members	(3,025,000)
Net Cash Used In Financing Activities	(2,025,000)
NET CHANGE IN CASH	21,625
CASH - BEGINNING OF YEAR	2,363
CASH - END OF YEAR	$ 23,988
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 23,375,000

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Nolita Capital, LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Chicago Board Options Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Due To/From Clearing Broker. Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Deposits. The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

Revenue Recognition. The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Income Taxes. The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of positions in various exchange traded funds and options and are presented at market value as of December 31, 2008.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivatives. Derivative financial instruments used for trading purposes, including positions in various exchange traded derivatives, principally futures, are based on quoted market prices. Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as all the financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Financial Futures Contracts. The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Concluded)

Short Sales. The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS

Margin. The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Financial Instruments. The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Concentrations of Credit Risk. The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Guarantees. In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under the Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2008, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call option, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2008, are included in securities sold, not yet purchased in the statement of financial condition.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2008, the Company had net capital of $54,108,540, which was $53,352,909 in excess of its required net capital of $755,631.

Subsequent to year end, management made capital distributions of $38,764,148. No other capital distribution are anticipated to be made during the six months after December 31, 2008.

NOTE 6 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation was originally effective for fiscal years beginning after December 15, 2006. In November 2008, the FASB deferred the effective date of this pronouncement to annual periods beginning after December 15, 2008. Management has not yet completed its analysis of the effects of this interpretation and has not determined if the adoption of FIN 48 will have a material impact on the Company's financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Nolita Capital, LLC

We have audited the accompanying financial statements of Nolita Capital, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated January 22, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
January 22, 2009

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

NOLITA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Members' equity, December 31, 2008	$ 116,907,598
Deduct:	
Members' equity not allowed for net capital	-
Total Members' equity qualified for net capital	116,907,598
Add:	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	116,907,598
Deductions and / or charges:	
Total non-allowable assets	(25,000)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	(7,972,577)
Other deductions and / or charges	(1,624,387)
Other additions and / or allowable credits	-
Net capital before haircuts	107,285,634
Haircuts on securities:	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities:	
Exempted securities	-
Debt securities	-
Options	-
Other securities	(52,747,175)
Undue concentration	(429,919)
Other	-
NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2008	$ 54,108,540

See Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2008	$ 54,108,540
A. Minimum net capital required based on aggregate indebtedness	$ 755,631
B. Minimum dollar requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 755,631
Excess basic net capital requirement, December 31, 2008	$ 53,352,909

No material differences were noted between the above computation and the computation made by Nolita Capital, LLC of net capital under Rule 15c3-1. Therefore, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

NOLITA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOLITA CAPITAL, LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES EXCHANGE COMMISSION RULE 17a-5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Members
Nolita Capital, LLC

In planning and performing our audit of the financial statements of Nolita Capital, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a - 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5
(Concluded)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Industry ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
January 22, 2009